Mail Stop 4561

February 29, 2008

Robert J. Conway
Chief Executive Officer
DSI Realty Income Fund XI
6700 E. Pacific Coast Hwy
Long Beach, CA 90803

> **Re:** **DSI Realty Income Fund XI**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 14, 2007**
> **File No. 000-18286**

Dear Mr. Conway:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief